EXHIBIT 11.1
Premier Exhibitions, Inc. and Subsidiaries
Computation of Net Income Per Share

	Three Months Ended August 31,		Six Months Ended August 31,
	2005	2006	2005	2006

Numerator:
Net income	$1,486,000	$1,329,000	$1,924,000	$2,393,000
Denominator:
Basic weighted-average shares outstanding	23,074,939	27,372,761	22,927,113	26,857,721
Effect of dilutive stock options and warrants	2,240,692	3,782,572	2,240,692	3,494,870

Diluted weighted-average shares outstanding	25,315,631	31,155,333	25,167,805	30,352,591

Net income per share:
Basic	$0.06	$0.05	$0.08	$0.09

Diluted	$0.06	$0.04	$0.08	$0.08
			-